

Mail Stop 4628

June 16, 2017

K. Earl Reynolds
Chief Executive Officer
Chaparral Energy, Inc.
701 Cedar Lake Boulevard
Oklahoma City, OK 73114

      Re: **Chaparral Energy, Inc.**
                Registration Statement on Form S-1
                Filed June 7, 2017
                File No. 333-218579

Dear Mr. Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

                Sincerely,

                /s/ Kevin M. Dougherty *for*

                H. Roger Schwall
                Assistant Director
                Office of Natural Resources

cc: Jessica W. Hammons
       Thompson & Knight LLP